

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

May 9, 2023

Adam M. Givertz
Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

> **Re: Hammerhead Energy Inc.**
> **Schedule TO-I filed April 28, 2023**
> **File No. 005-94006**

Dear Adam M. Givertz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Capitalized terms not defined herein have the meaning ascribed to them in the Offer to Purchase.

Schedule TO-I filed April 28, 2023

General

1. Please disclose prominently the fact that the Offer's $1.00 Purchase Price falls significantly below the lower end of VRC's fair market value range for both the Public Warrants and the Private Placement Warrants.

2. We note the following disclosure on page 4: "Hammerhead believes that the purchase of Warrants through the Offer will not cause the remaining Warrants to be de-listed from Nasdaq or the TSX, provided that Hammerhead continues to be in compliance with the public distribution requirements for such Warrants on the Nasdaq and the TSX, respectively." We also note conditions (m) and (q) on page 15, which suggest that the Offer will fail if completion of the Offer and the purchase of the Warrants might cause delisting or deregistration of the Warrants. In a more straightforward manner, please disclose whether or not there is a risk that the Offer will lead to the delisting or deregistration of the Warrants. To the extent that such risk exists, please provide a legal

analysis as to why Rule 13e-3 is inapplicable to the transaction, or, alternatively, please file a Schedule 13E-3.

<u>Conditions of the Offer, page 13</u>

3.      We note condition (c)(iii) on page 13, which refers to there having occurred "any actual or potential existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, a natural disaster, pandemic, outbreak, epidemic, or the commencement of a war, armed hostilities, act of terrorism, political instability or other international, national or regional calamity, crisis, emergency, act of God or any governmental or other response to any of the foregoing, directly or indirectly involving or affecting Canada, the United States or any other region where the Corporation maintains significant business activities."  Such broad drafting, which would appear to provide Hammerhead with an essentially unlimited ability to invoke the condition and terminate the Offer, raises concerns that the Offer is illusory.  Please revise to more narrowly tailor this condition, or advise.

4.      We note condition (c)(viii), which refers to there having occurred "any significant, in the reasonable judgment of the Corporation, decrease or increase in the market price of the Warrants after the close of business on April 27, 2023."  Please disclose more specifically what would constitute a "significant" decrease or increase.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to David Plattner at 202-551-8094.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers and Acquisitions